UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDED AND RESTATED

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

ARC Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

03879T108

(CUSIP Number)

Seenu G. Kasturi

6327-4 Argyle Forest Blvd.

Jacksonville, FL 32244

(904) 741-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 16, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03879T 10 8	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS Seenu G. Kasturi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,534,039
	8.	SHARED VOTING POWER 911
	9.	SOLE DISPOSITIVE POWER 1,534,039
	10.	SHARED DISPOSITIVE POWER 911

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,534,950
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 03879T 10 8	13D	Page 3 of 7 Pages

Item 1.  Security and Issuer.

 This statement relates to the Class A common stock, par value $0.01 per share (“Common Stock”), of ARC Group, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 6327-4 Argyle Forest Blvd., Jacksonville, FL 32244.

Item 2.  Identity and Background.

(a)	The name of the person filing this statement is Seenu G. Kasturi (the “Reporting Person”).

(b)	The address of the Reporting Person is 6327-4 Argyle Forest Blvd., Jacksonville, FL 32244.

(c)	The Reporting Person serves as the President, Chief Financial Officer and Chairman of the Board of Directors of the Issuer.

(d)	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years that subjected the Reporting Person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

 The Reporting Person purchased 890,602 shares of Common Stock through a combination of open market and private transactions for an aggregate purchase price of $580,818. The Reporting Person paid for the shares of Common Stock in cash out of personal funds.

On February 27, 2014, the Reporting Person entered into a securities purchase agreement with the Issuer pursuant to which the Reporting Person purchased 206,061 shares of Common Stock from the Issuer for a purchase price of $340,000. The Reporting Person paid for the shares of Common Stock through the issuance of a promissory note to the Issuer. The promissory note was paid in full by the Reporting Person in March 2015 in cash out of personal funds.

CUSIP No. 03879T 10 8	13D	Page 4 of 7 Pages

During 2017 and 2018, the Reporting Person was granted 61,598 shares of Common Stock by the Issuer pursuant to the terms of the Reporting Person’s employment agreement with the Issuer in connection with services performed for the Issuer. The Reporting Person did not pay any cash or other consideration to the Issuer for the shares of Common Stock.

On July 21, 2017, the Reporting Person entered into a securities purchase agreement with Paradise on Wings Franchise Group, LLC (“Paradise on Wings”) pursuant to which the Reporting Person purchased 235,295 shares of Common Stock from Paradise on Wings for a purchase price of $117,500. The Reporting Person paid for the shares of Common Stock in cash out of personal funds.

On July 31, 2017, the Reporting Person entered into a securities purchase agreement with William D. Leopold II pursuant to which the Reporting Person purchased 2,647,144 shares of Common Stock from Mr. Leopold for a purchase price of $555,670. The Reporting Person borrowed $225,850.74 from the Kasturi Children’s Trust (the “Trust”) to pay for the shares of Common Stock. The Reporting Person issued a promissory note to the Trust in the amount of $225,850.74. The Reporting Person also entered into a stock pledge and security agreement with the Trust pursuant to which the shares of Common Stock were pledged as collateral to secure the Reporting Person’s payment and performance under the promissory note issued to the Trust. The promissory note and stock pledge and security agreement have customary default provisions. The Reporting Person paid the remaining $329,819.26 of the purchase price in cash out of personal funds.

On June 15, 2018, the Reporting Person entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the Issuer pursuant to which the Issuer sold the Reporting Person 449,581 shares of Series A Convertible Preferred Stock in exchange for 449,581 shares of Common Stock held by the Reporting Person. Each share of Series A Convertible Preferred Stock is convertible into one share of Common Stock at a conversion price of $0.75 per share of Common Stock at any time at the election of the Reporting Person.

The foregoing descriptions of the securities purchase agreements, promissory notes and stock pledge and security agreement do not purport to be complete and are qualified in their entirety by reference to the securities purchase agreements, promissory notes and stock pledge and security agreement, copies of which are attached hereto as exhibits to this Schedule 13D and incorporated by reference herein.

Item 4.  Purpose of Transaction.

The Reporting Person purchased the securities of the Issuer based on his belief that the securities, when purchased, were undervalued and represented an attractive investment opportunity.

CUSIP No. 03879T 10 8	13D	Page 5 of 7 Pages

Item 5.  Interest in Securities of the Issuer.

(a)	The Reporting Person may be deemed to beneficially own 1,534,950 shares of Common Stock, representing approximately 20.7% of the outstanding shares of Common Stock. The Reporting Person directly owns 1,084,458 shares of Common Stock and may be deemed to beneficially 450,492 shares of Common Stock, of which 911 of such shares are owned by Blue Victory Holdings, Inc., a company for which the Reporting Person serves as the Chief Executive Officer and in which the Reporting Person owns 90% of the outstanding equity interests. The percentage of shares of Common Stock beneficially owned by the Reporting Person was calculated based upon 6,974,008 shares of Common Stock outstanding on May 11, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2018.

(b)	The Reporting Person has sole power to vote or direct the vote of, and sole power to dispose of or direct the disposition of, 1,534,039 shares of Common Stock beneficially owned by the Reporting Person, and may be deemed to have the shared power to vote or direct the vote of, and shared power to dispose of or direct the disposition of, 911 shares of Common Stock directly owned by Blue Victory Holdings.

(c)	On June 15, 2018, the Reporting Person entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the Issuer pursuant to which the Issuer sold the Reporting Person 449,581 shares of Series A Convertible Preferred Stock in exchange for 449,581 shares of Common Stock held by the Reporting Person. Each share of Series A Convertible Preferred Stock is convertible into one share of Common Stock at a conversion price of $0.75 per share of Common Stock at any time at the election of the Reporting Person.

On June 26, 2018, the Reporting Person transferred 666,667 shares of Common Stock in multiple transactions to several third parties as partial consideration for the purchase of a business.

On June 26, 2018, the Reporting Person transferred 549,692 shares of Common Stock to a third party in full repayment of an outstanding loan owed by the Reporting Person to the third party.

On June 26, 2018, the Reporting Person transferred 712,222 shares of Common Stock to several third parties as a gift.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)	Not applicable.

CUSIP No. 03879T 10 8	13D	Page 6 of 7 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 of this Schedule 13D is incorporated by reference herein.

Item 7.  Material to Be Filed as Exhibits.

99.1	Securities Purchase Agreement, dated February 27, 2014, by and between Seenu G. Kasturi and American Restaurant Concepts, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on March 5, 2014).

99.2	Promissory Note, dated February 27, 2014, issued by Seenu G. Kasturi in favor of American Restaurant Concepts, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on March 5, 2014).

99.3	Securities Purchase Agreement, dated July 21, 2017, by and between Seenu G. Kasturi and Paradise on Wings Franchise Group, LLC (incorporated by reference to Exhibit 99.3 to the Reporting Person’s Amendment No. 4 to Schedule 13D filed with the SEC on August 24, 2017).

99.4	Securities Purchase Agreement, dated August 23, 2017, by and between Seenu G. Kasturi and William D. Leopold II (incorporated by reference to Exhibit 99.4 to the Reporting Person’s Amendment No. 4 to Schedule 13D filed with the SEC on August 24, 2017).

99.5	Promissory Note, dated August 23, 2017, issued by Seenu G. Kasturi in favor of the Kasturi Children’s Trust (incorporated by reference to Exhibit 99.5 to the Reporting Person’s Amendment No. 4 to Schedule 13D filed with the SEC on August 24, 2017).

99.6	Stock Pledge and Security Agreement, dated August 23, 2017, by and between Seenu G. Kasturi and the Kasturi Children’s Trust (incorporated by reference to Exhibit 99.6 to the Reporting Person’s Amendment No. 4 to Schedule 13D filed with the SEC on August 24, 2017.

99.7	Securities Purchase Agreement, dated June 15, 2018, by and between Seenu G. Kasturi and ARC Group, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on June 20, 2018).

CUSIP No. 03879T 10 8	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Seenu G. Kasturi Seenu G. Kasturi

July 16, 2018 Date